EXHIBIT 21.01

LIST OF REGISTRANT’S SUBSIDIARIES

Legal Entity (Percentage Owned By Macromedia, Inc.)	Country of Organization
Macromedia Ireland (PTY) Ltd.	Ireland
(100%)
Allaire Corporation	United States
(100%)
Macromedia Canada Ltd.	Canada
(100%)
AtomShockwave Corp.	United States
(40%)
Legal Entity (Percentage Owned By Macromedia Ireland Ltd.)
Macromedia Netherlands B.V.	Netherlands
(100%)
Macromedia Europe Limited	United Kingdom
(100%)
Macromedia KK	Japan
(100%)